

February 25, 2015

<u>Via E-mail</u>
Mr. Jeff A. Zadoks
Senior Vice President and Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

Re: Post Holdings, Inc.
         Form 10-K for the Fiscal Year ended September 30, 2014
         Filed November 28, 2014
         File No. 001-35305

Dear Mr. Zadoks:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Karl Hiller

      Karl Hiller
      Branch Chief